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                                                                    EXHIBIT 8(b)
                                [LETTERHEAD OF
                        SILVER, FREEDMAN & TAFF, L.L.P.
     A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS]


                                OCTOBER 6, 1998

Board of Directors
Arizona Bank
120 North Stone Avenue
Tucson, AZ 85701

     RE: FEDERAL INCOME TAX CONSEQUENCES ARISING FROM THE MERGER CONTEMPLATED BY THAT CERTAIN AGREEMENT AND PLAN OF MERGER BY AND BETWEEN ARIZONA BANK, COMPASS BANCSHARES, INC. AND COMPASS BANK DATED JULY 6, 1998, AS AMENDED (THE "AGREEMENT")

Gentlemen:

     In connection with filings to be made by Arizona Bank with the SEC and other Governmental Authorities, set forth hereinbelow is this firm's opinion relating to certain federal income tax consequences applicable to the proposed Merger contemplated by the Agreement. Capitalized terms used herein which are not expressly defined herein shall have the meaning assigned to them in the Agreement.

                                     FACTS

     Arizona Bank is a stock banking organization organized and existing under the laws of the State of Arizona. Arizona Bank's principal business consists of lending and deposit taking activities.

     Compass is a stock corporation organized and existing under the laws of the State of Delaware. Compass's principal business consists of lending and deposit taking activities through its financial institution subsidiaries.

     Compass Bank is a newly formed stock banking organization organized and existing under the laws of the State of Arizona and is a wholly owned subsidiary of Compass. Compass Bank's principal business will consist of lending and deposit taking activities as the successor to Arizona Bank in the Merger.

     Pursuant to the Agreement, it is proposed that the Merger will be implemented through the merger of Arizona Bank with and into Compass Bank. In the Merger (i) all of the outstanding Arizona Bank Common Stock will be surrendered and exchanged solely for Compass Common Stock or cash in lieu of fractional share interests (other than Dissenting Shares) and (ii) all of the Arizona Bank Series E Preferred Stock and Arizona Bank Series F Preferred Stock, respectively, will be surrendered and exchanged solely for an identical number of shares of Compass Series E Preferred Stock and Compass Series F Preferred Stock, respectively, containing the same terms and conditions of the shares to be surrendered and exchanged (other than changes required by state law, none of which is material or affects fair market value).


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                                  ASSUMPTIONS

     A. The Merger will be implemented strictly in accordance with the terms of the Agreement.

     B. All conditions precedent contained in the Agreement shall be performed or waived prior to the Effective Time.

     C. The representations of Arizona Bank and Compass made in their respective tax representation letters to counsel shall be true and correct as of the Effective Time.

     D. All of the stockholders of Arizona Bank are citizens or residents of the United States of America ("U.S. Holders"). For purposes hereof, U.S. Holders do not include certain classes of taxpayers including but not limited to foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire Arizona Bank Common Stock, Arizona Bank Series E Preferred Stock or Arizona Bank Series F Preferred Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of Arizona Bank Common Stock, Arizona Bank Series E Preferred Stock or Arizona Bank Series F Preferred Stock in a hedging transaction or as part of a straddle or conversion transaction.

                                   OPINIONS

     Subject to the foregoing and to the conditions and limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

     1. the Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code and Arizona Bank, Compass and Compass Bank will each be a party to the reorganization;

     2. no gain or loss will be recognized by Arizona Bank, Compass or Compass Bank solely as a result of the Merger;

     3. except as provided in paragraph 6 below, no gain or loss will be recognized by any U.S. Holder in the Merger upon the surrender and exchange of all such U.S. Holder's (a) Arizona Bank Common Stock solely for Compass Common Stock, (b) Arizona Bank Series E Preferred Stock solely for Compass Series E Preferred Stock, and (c) Arizona Bank Series F Preferred Stock solely for Compass Series F Preferred Stock;

     4. the aggregate adjusted tax basis of shares of Compass Common Stock (including a fractional share interest in Compass Common Stock deemed received and redeemed as described below) received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the Arizona Bank Common Stock surrendered and exchanged therefor; the aggregate adjusted tax basis of shares of Compass Series E Preferred Stock received by a U.S. Holder will be the same as the aggregate
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adjusted tax basis of the shares of the Arizona Bank Series E Preferred Stock surrendered and exchanged therefor; and the aggregate adjusted tax basis of the shares of Compass Series F Preferred Stock received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the Arizona Bank Series F Preferred Stock surrendered and exchanged therefor;

     5. the holding period of the Compass Common Stock, Compass Series E Preferred Stock and Compass Series F Preferred Stock, respectively, received by a U.S. Holder in the Merger will include the holding period of the Arizona Bank Common Stock, Arizona Bank Series E Preferred Stock and Arizona Bank Series F Preferred Stock, respectively, surrendered and exchanged therefor, provided that such shares were held as a capital asset by such U.S. Holder at the Effective Time; and

     6. a U.S. Holder who receives cash in lieu of a fractional share interest in Compass Common Stock in the Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution was "substantially disproportionate" with respect to the U.S. Holder or was "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in paragraph 4 above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in a fractional share interest (determined as described in paragraph 5 above) is more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% if the holding period exceeds one year.

     7. A U.S. Holder who dissents from the Merger and receives solely cash in exchange for Dissenting Shares will be treated as having received such cash in redemption of such Dissenting Shares, subject to the provisions and limitations of Section 302 of the Code after giving effect to the constructive ownership rules of the Code.

     The foregoing opinion reflects our legal judgment based upon the facts and assumptions presented herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the IRS or any court of competent jurisdiction will agree with this opinion.

     We hereby consent to the filing of this letter with the SEC as an exhibit to the Registration Statement and to all references made to this letter in the Registration Statement.

Very truly yours,


SILVER, FREEDMAN & TAFF, L.L.P.